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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 2) *

                            ENDOSONICS CORPORATION
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                               (Name of Issuer)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   29264k105
            -------------------------------------------------------
                                (CUSIP Number)

                            GILBERT H. DAVIS, ESQ.
                          SIMS MOSS KLINE & DAVIS LLP
                     400 NORTHPARK TOWN CENTER, SUITE 310
                           1000 ABERNATHY ROAD, N.E.
                            ATLANTA, GEORGIA 30328
                                (770) 481-7210
            -------------------------------------------------------
                (Name, Address and Telephone Number of Persons
                       Authorized to Receive Notices and
                                Communications)

                              SEPTEMBER 29, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

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                                      13D
CUSIP No. 29264k105

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1  NAME OF REPORTING PERSON:

   James O. Patterson
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                          (b) [X]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS: WC, OO


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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [  ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

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  NUMBER OF      7  SOLE VOTING POWER:        1,015,000
  SHARES        ----------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER:      NONE
  OWNED BY      ----------------------------------------------------------------
  EACH           9  SOLE DISPOSITIVE POWER:   1,015,000
  REPORTING     ----------------------------------------------------------------
  PERSON        10  SHARED DISPOSITIVE POWER: NONE
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   1,015,000

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.47%

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14  TYPE OF REPORTING PERSON:    IN

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    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 19, 1998, as previously amended pursuant to Amendment No.1 thereto dated July 22, 1998, relating to the common stock, $.001 par value, of Endosonics Corporation ("Company") (such initial Schedule 13D and the prior amendments thereto shall hereinafter be referred to as the "Statement"). Unless otherwise indicated, all defined terms used in this Amendment No. 2 to the Statement (this "Amendment") shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as regards the information contained in Item 5 of the Statement, which is supplemented as set forth below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

    As of October 1, 1998, Phoenix, Falcon Fund and Mustang had purchased shares of Company stock such that Mr. Patterson's beneficial ownership had been increased to 1,015,000 shares, or approximately 6.47% of outstanding shares. Of those shares, 369,521 (2.35% of outstanding shares) were owned directly by Phoenix, 295,479 (1.88% of outstanding shares) were owned directly by Falcon Fund and 350,000 (2.23% of outstanding shares) were owned directly by Mustang.

    The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 15,692,080 outstanding shares of Company stock as of June 30, 1998, as indicated by the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

    During the 60 days prior to October 1, 1998, the parties filing the Statement have engaged in the following transactions in shares of the Company stock:
                               NO. OF SHARES      PRICE
  DATE              PARTY     PURCHASED/(SOLD)  PER SHARE
--------         -----------  ----------------  ---------

09/02/98         Phoenix            30,833        $6.22
09/29/98         Phoenix            59,976        $4.92
09/30/98         Phoenix             2,117        $4.88

09/02/98         Falcon Fund        19,167        $6.22
09/29/98         Falcon Fund        40,024        $4.92
09/30/98         Falcon Fund        50,383        $4.88

09/29/98         Mustang           100,000        $4.92
09/30/98         Mustang            50,000        $4.88

Each of the above transactions was effected on the open market through the National Association of Securities Dealers, Inc. Automated Quotation Systems (NASDAQ).

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                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 1, 1998               /s/ James O. Patterson
                                    --------------------------------
                                    James O. Patterson

                                    PHOENIX



Date: October 1, 1998               By: /s/ James O. Patterson
                                    -----------------------------
                                    James O. Patterson, Managing
                                      General Partner

                                    FALCON FUND INTERNATIONAL
                                    PARTNERSHIP

                                    By: Falcon Fund, Investment
                                          General Partner

                                    By: J.O. Patterson & Co., General
                                          Partner


Date: October 1, 1998               By: /s/ James O. Patterson
                                    ------------------------------
                                    James O. Patterson, President

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